SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2008

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:                                 Form 20-F                              Form 40-F          X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  __________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.           Yes                                       No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b):    82-______

The Information contained in this Report is incorporated by reference into Registration Statement No. 333-109944

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date:  August 14, 2008                       By: /s/Victor DiTommaso__________

                                                                  Victor DiTommaso, Chief Financial Officer

Intertape Polymer Group Inc.

Consolidated Quarterly Statements of Earnings

Three month periods ended

(In thousands of US dollars, except per share amounts)

(Unaudited)

	June 30, 2008	March 31, 2008	December 31, 2007	September 30, 2007
	$	$	$	$
Sales	197,534	184,501	191,453	201,875
Cost of sales (i)	171,184	156,324	163,010	170,686
Gross Profit	26,350	28,177	28,443	31,189

Selling, general and administrative expenses	17,196	17,629	18,664	17,508
Stock-based compensation expense	329	421	289	504
Research and development expenses	1,528	1,441	947	1,002
Financial expenses
Interest	4,339	5,984	5, 706	8,561
Other (i)	(681)	(648)	205	(316)
Refinancing expense		6,031
Manufacturing facility closures, restructuring, strategic alternatives and other charges				1,330
	22,711	30,858	25,811	28,589

Earnings (loss) before income taxes (recovery)	3,639	(2,681)	2,632	2,600
Income taxes (recovery)	(999)	(818)	3,349	1,628
Net earnings (loss)	4,638	(1,863)	(717)	972

Earnings (loss) per share
Basic	0.08	(0.03)	(0.01)	0.02
Diluted	0.08	(0.03)	(0.01)	0.02

Weighted average number of common shares outstanding
Basic	58,956,350	58,956,350	58,185,756	40,986,940
Diluted	58,956,350	58,956,350	58,185,756	40,986,940

	June 30, 2007	March 31, 2007	December 31, 2006	September 30, 2006
	$	$	$	$
Sales	187,109	186,835	187,370	195,120
Cost of sales (i)	158,279	158,956	164,292	169,199
Gross profit	28,830	27,879	23,078	25,921

Selling, general and administrative expenses	16,676	18,321	18,729	21,399
Stock-based compensation expense	533	454	454	453
Research and development expenses	1,161	1,025	1,406	1,523
Financial expenses
Interest	6,453	6,705	6,417	6,764
Other (i)	(98)	3	(234)	232
Refinancing expense
Manufacturing facility closures, restructuring, strategic alternatives and other charges	4,415	2,369	10,095	16,037
Impairment of goodwill				120,000
	29,140	28,877	36,867	166,408

Earnings (loss) before income taxes (recovery)	(310)	(998)	(13,789)	(140,487)
Income taxes (recovery)	7,768	(428)	1,399	(17,154)
Net earnings (loss)	(8,078)	(570)	(15,188)	(123,333)

Earnings (loss) per share
Basic	(0.20)	(0.01)	(0.37)	(3.01)
Diluted	(0.20)	(0.01)	(0.37)	(3.01)

Weighted average number of common shares outstanding
Basic	40,986,940	40,986,940	40,986,057	40,986,057
Diluted	40,986,940	40,986,940	40,986,057	40,986,057

(i) As explained below in the “Changes in Accounting Policies” section of Management’s Discussion and Analysis, prompt pay discounts to suppliers have been reclassified from a reduction in other financial expenses to a reduction in cost of sales.  The reclassification does not change the reported net earnings of the Company.

August 14, 2008

This Management’s Discussion and Analysis (“MD&A”) supplements the unaudited consolidated financial statements and related notes for the three months and six months ended June 30, 2008.  Except where otherwise indicated, all financial information reflected herein is prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and is expressed in US dollars.

OVERVIEW

The Company is operating in a difficult economic environment within North America.  Significantly higher prices for oil and natural gas since the first of the year have resulted in the Company experiencing higher costs for resin-based raw materials, increased energy costs to operate its manufacturing facilities and higher transportation costs to deliver product to customers. Since the beginning of the year, higher resin-based raw material prices have increased the Company’s cost of goods sold by approximately $6.2 million.   The Company has had success in recovering much of these cost increases through selling price increases for its tape products and engineered coated products.  However, market conditions have limited the Company’s ability to recover these cost increases for film products. Cost reduction programs such as direct shipments to customers from the manufacturing facilities and improvements in product conversion costs have mitigated the adverse impact of unrecovered raw material price increases and higher energy and transportation costs on the Company’s gross profits.

Despite the challenges being faced by the Company, net earnings have improved from 2007 levels.  Net earnings for the three months ended June 30, 2008 were $4.6 million ($0.08 per share, basic and diluted), as compared to a net loss of $8.1 million ($0.20 per share, basic and diluted) for the same period in 2007.  Net earnings for the six months ended June 30, 2008 totaled $2.8 million ($0.05 per share, basic and diluted) compared to a net loss of $8.6 million ($0.21 per share, basic and diluted) for the same period in 2007.

The Company’s second quarter results reflect the benefits of having reduced the Company’s outstanding debt by approximately $80.0 million in 2007 and the lowering of interest rates resulting from the March 27, 2008 refinancing of the Company’s bank debt.  Total interest expense for the second quarter of 2008 totaled $4.3 million compared to $6.1 million for the second quarter of 2007.

In the second quarter of 2007, the Company recorded a $6.3 million increase to its income tax asset valuation allowance reflecting the expectation that certain Canadian net operating losses expiring in 2008 would not be realized. Due to improvement in the financial performance of the Company’s ECP business based in Truro, Nova Scotia, the Company expects to be able to take advantage of certain income tax planning strategies.  These strategies will allow the Company to retain a portion of the value of the expiring losses.  Accordingly, an initial $2.0 million reduction in the Company’s income tax asset valuation allowance is included in earnings for the second quarter of 2008.

RESULTS OF OPERATIONS

As explained below in “Changes in Accounting Policies”, prompt pay discounts to suppliers have been reclassified from a reduction in other financial expenses to a reduction cost of sales.  The reclassification does not change the reported net earnings of the Company.

SALES

Sales for the second quarter of 2008 were $197.5 million, a 7.1% improvement over sales for the first quarter of 2008 of $184.5 million, including a 6.8% increase in sales volumes.  Sales for the second quarter of 2008 were $197.5 million compared to $187.1 million for the second quarter of 2007, an increase of 5.6%.  This sales dollar increase includes a 2.5% decrease in sales volumes.  The decrease in sales volumes in the second quarter of 2008 compared to the second quarter of 2007 is comprised of a 0.9% sales volume increase within the Tapes and Films Division and a 15.1% sales volume decrease within the ECP Division.  The decrease within the ECP Division is attributable to a decline in commercial activity within key markets for the Company’s engineered coated products.

Sales for the first six months of 2008 were $382.0 million compared to $373.9 million for the same period in 2007, an increase of 2.2%.  This sales dollar increase includes a 4.6% decline in sales volume.  The sales increase for the first six months of 2008 compared to the first six months of 2007 is due to increased selling prices in response to rising resin-based raw material costs, offset in part by declines in demand within key markets of the Company’s engineered coated products and overall slower economic growth in the first half of 2008.

GROSS PROFIT AND GROSS MARGIN

Gross profit for the second quarter of 2008 totaled $26.4 million at a gross margin of 13.3%, compared to gross profit of $28.8 million for the second quarter of 2007 at a gross margin of 15.4% and $28.2 million for the first quarter of 2008 at a gross margin of 15.3%.  The margin decline in the second quarter of 2008 compared to the second quarter of 2007 is due to rising resin-based raw material costs in 2008 and competitive pressures in key markets for the Company’s film products limiting the Company’s ability to recover the cost increases through higher selling prices. Gross margins for the second quarter of 2008 were also adversely impacted by the Company’s planned reduction in finished goods inventories during the quarter, resulting in higher unabsorbed manufacturing costs being expensed.  These same factors explain the gross margin compression in the second quarter of 2008 compared to the first quarter of 2008.  Competitive pressures on pricing for film products were less restrictive in the first quarter of 2008 than they were in the second quarter.  Additionally, the Company’s unabsorbed manufacturing expenses were lower in the first quarter of 2008 as the Company increased finished goods inventories during the quarter.

Gross profit and gross margin for the first six months of 2008 were $54.5 million and 14.3% respectively, compared to $56.7 million and 15.2% for the first six months of 2007.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses (SG&A) were $17.2 million for the second quarter of 2008 (8.7% of sales), compared to $16.7 million for the second quarter of 2007 (8.9% of sales).  SG&A expenses for the six months ended June 30, 2008 were $34.8 million (9.1% of sales) compared to $35.0 million (9.4% of sales) for the same period in 2007.

Included in SG&A expenses are the costs the Company incurred as a consequence of being a public company.  These costs totaled $0.4 million and $0.7 million for the three and six months ended June 30, 2008 compared to $0.3 million and $1.1million for the three and six months ended June 30, 2007.

STOCK-BASED COMPENSATION EXPENSE

Stock-based compensation expense (“SBC”) for the second quarter of 2008 was $0.3 million compared to $0.5 million in the second quarter of 2007.  For the first six months of 2008, SBC was $0.8 million compared to $1.0 million for the comparable period in 2007.

OPERATING PROFIT

Operating profit is defined by the Company as gross profit less SG&A expenses and SBC.  Operating profit is a non-GAAP financial measure that the Company is including as its management uses operating profit to measure and evaluate the profit contributions of the Company’s product offerings as well as the contribution by channel of distribution.

Operating profit does not have any standardized meaning prescribed by GAAP in Canada or the United States and is therefore unlikely to be comparable to similar measures presented by other issuers. The table below reconciles this non-GAAP financial measure with the most comparable GAAP measurement.  The reader is encouraged to review this reconciliation.

Operating Profit Reconciliation (in millions of US dollars)
	Three months		Six months
For the periods ended June 30,	2008	2007	2008	2007
	$	$	$	$
Gross Profit	26.4	28.8	54.5	56.7
Less: SG&A Expense	17.2	16.7	34.8	35.0
Less: SBC	0.3	0.5	0.8	1.0
Operating Profit	8.9	11.6	18.9	20.7

Operating profit was $8.9 million for the second quarter of 2008, compared to $11.6 million for the second quarter of 2007.  The decline in operating profit is primarily attributable to lower gross profits in 2008. Operating profit for the six months ended June 30, 2008 totaled $18.9 million compared to $20.7 million for the six months ended June 30, 2007.  The decrease in operating profits for the first six months of 2008 compared to the first six months of 2007 is due to the lower gross profits in 2008.

FINANCIAL EXPENSES

Financial expenses for the second quarter of 2008 were $3.7 million compared to $6.4 million for the second quarter of 2007, a 42.4 % decrease. Financial expenses for the first six months of 2008 were $9.0 million compared to $13.1 million for the same period in 2007, a decrease of 31.3%.  The decrease in financial expenses is due to (i) lower interest expense in the first and second quarters of 2008 due to the reduced debt levels of the Company, (ii) lower interest expense in the second quarter of 2008 resulting from lower interest rates from the refinancing discussed below and, (iii) a foreign exchange gain of approximately $0.9 million (including approximately $1.1 million reclassified from Other comprehensive income) during the second quarter of 2008 resulting from a partial repayment of notes advanced to the Company’s Portuguese subsidiary that reduced the Company’s net investment in that subsidiary.

REFINANCING EXPENSE

Included in the first quarter of 2008 is $6.0 million of refinancing expense related to the refinancing of the Company’s Senior Secured Credit Facility (“Facility”).  The refinancing expense includes a $2.9 million loss on settlement of two interest rate swap agreements.  This loss was reclassified from Other comprehensive income as a result of the discontinuance of the cash flow hedge since the debt being hedged was refinanced and the hedging relationship was thereby terminated.  Also included in refinancing expense is $3.1 million of accelerated amortization of debt issue expense incurred in connection with the Facility in 2004.

EBITDA

A reconciliation of the Company’s EBITDA and adjusted EBITDA, both non-GAAP financial measures, to GAAP net earnings (loss) is set out in the EBITDA reconciliation table below.  EBITDA should not be construed as earnings (loss) before income taxes, net earnings (loss) or cash from operating activities as determined by GAAP.  The Company defines EBITDA as net earnings (loss) before (i) income taxes (recovery); (ii) financial expenses, net of amortization; (iii) refinancing expense, net of amortization; (iv) amortization of other intangibles and capitalized software costs; and (v) depreciation.  The Company defines adjusted EBITDA as EBITDA before manufacturing facility closures, restructuring, strategic alternatives and other charges.  Other companies in the Company’s industry may calculate EBITDA and adjusted EBITDA differently than the Company does.

EBITDA and adjusted EBITDA are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flow from operating activities or as alternatives to net earnings (loss) as indicators of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included these non-GAAP financial measures because they permit investors to make a more meaningful comparison of the Company’s performance between the periods presented. In addition, EBITDA and adjusted EBITDA are used by management in evaluating the Company’s performance.

EBITDA Reconciliation to Net Earnings (in millions of US dollars)
	Three months		Six months
For the periods ended June 30,	2008	2007	2008	2007
	$	$	$	$
Net earnings (loss) – as reported	4.6	(8.1)	2.8	(8.6)
Add back (deduct): Financial expenses, net of amortization	3.4	5.9	8.3	12.4
Refinancing expense, net of amortization			2.9
Income taxes (recovery)	(1.0)	7.8	(1.8)	7.3
Depreciation and amortization	9.0	8.8	21.3	17.8
EBITDA	16.0	14.4	33.5	28.9
Manufacturing facility closures, strategic alternatives and other charges		4.4		6.8
Adjusted EBITDA	16.0	18.8	33.5	35.7

The decrease in adjusted EBITDA for the three and six months ended June 30, 2008 compared to the corresponding periods in 2007 is due to the reduced gross profits in 2008.

INCOME TAXES

The Company is subject to income taxation in multiple tax jurisdictions around the world.  As a result, the Company’s effective income tax rate fluctuates depending upon the geographic source of its earnings.  The Company’s effective income tax rate is also impacted by tax planning strategies that the Company previously implemented.  The Company estimates its annual effective income tax rate and utilizes that rate in its quarterly financial statements.  For the six months ended June 30, 2008 the Company has an estimated effective income tax rate of approximately 20% excluding the previously discussed reduction in the income tax asset valuation allowance.  For the six months ended June 30, 2007 the Company recorded a $6.3 million increase to its income tax asset valuation allowance.  The Company also incurred substantial nondeductible expenses associated with the strategic alternatives process during the first six months of 2007.  The combined impact of these two tax consequences was that the Company recorded a $7.3 million income tax expense despite a pretax loss of $1.3 million.

NET EARNINGS

Net earnings for the second quarter of 2008 were $4.6 million or $0.08 per share, both basic and diluted, compared to a loss of $8.1 million or $0.20 per share, both basic and diluted, for the second quarter of 2007.  Net earnings for the six months ended June 30, 2008 totaled $2.8 million or $0.05 per share, both basic and diluted, compared to a net loss of $8.6 million or $0.21 per share, both basic and diluted for the same period in 2007.

Excluding refinancing expense and manufacturing facility closures, restructuring, strategic alternatives and other charges (net of tax), adjusted net earnings for the three months and six months ended June 30, 2008 were $4.6 million ($0.08 per share, both basic and diluted) and $6.6 million ($0.11 per share, both basic and diluted), respectively.  Adjusted net earnings for the three months and six months ended June 30, 2007 were a loss of $4.3 million ($0.10 per share, both basic and diluted) and a loss of $3.3 million ($0.08 per share, both basic and diluted), respectively.

Adjusted net earnings is a non-GAAP financial measure that the Company is including as management believes it provides a better comparison of results for the periods presented since it does not take into account non-recurring items and manufacturing facility closure costs each period.  Adjusted net earnings does not have any standardized meaning prescribed by GAAP in Canada or the United States and is therefore unlikely to be comparable to similar measures presented by other issuers.  A reconciliation of the Company’s adjusted net earnings to net earnings is set out in the table below:

Reconciliation of Net Earnings to Adjusted Net Earnings (in millions of US dollars)
	Three months		Six months
For the periods ended June 30,	2008	2007	2008	2007
	$	$	$	$
Net earnings (loss) – as reported	4.6	(8.1)	2.8	(8.6)
Add back: Manufacturing facility closures, strategic alternatives and other charges (net of tax)		3.8		5.3
Refinancing expense (net of tax)			3.8
Adjusted Net Earnings	4.6	(4.3)	6.6	(3.3)
Earnings (loss) per share:
Basic – as reported	0.08	(0.20)	0.05	(0.21)
Basic – adjusted	0.08	(0.10)	0.11	(0.08)
Diluted – as reported	0.08	(0.20)	0.05	(0.21)
Diluted – adjusted	0.08	(0.10)	0.11	(0.08)

RESULT OF OPERATIONS-TAPES AND FILMS DIVISION

Sales for the Tapes and Films (“T&F”) Division for the second quarter of 2008 totaled $159.5 million, an 8.5% increase compared to $147.0 million for the second quarter of 2007.  Sales volumes increased 0.9% for the second quarter of 2008 compared to the second quarter of 2007.  Sales for the second quarter of 2008 increased 7.3% compared to the first quarter of 2008, including a sales volume increase of 7.4%.  The increase in sales volumes for the second quarter of 2008 is attributable to stronger sales demand when compared to the first quarter.  As previously discussed, the T&F Division was successful in achieving meaningful selling price increases for tape products although competitive pressures limited the T&F Division’s ability to achieve selling price increases for film products.  The sales volume increase exceeds the total sales dollar increase for the second quarter because of customer and product mix shifts between the first and second quarters.

Sales for the T&F Division for the first six months of 2008 totaled $308.2 million compared to $298.1 million for the first six months of 2007, a 3.4% increase.  Sales volumes for the first six months of 2008 declined 3.2% compared to the first six months of 2007.  The declines in sales volumes occurred during the first quarter of 2008 due to economic weakness in the United States.

T&F Division gross profits for the second quarter of 2008 totaled $22.8 million at a gross margin of 14.3% compared to $25.0 million at a gross margin of 17.0% for the second quarter of 2007 and $23.8 million at a gross margin of 16.0% for the first quarter of 2008.  The gross profit and gross margin declines in the second quarter of 2008 compared to the second quarter of 2007 and the first quarter of 2008 were due in part to rising resin-based raw material costs, higher transportation costs to customers and increased energy costs to operate the Division’s manufacturing facilities.  As discussed above, these cost increases were not fully recovered through selling price increases.  More significantly, finished goods inventory reductions during the second quarter resulted in higher unabsorbed manufacturing costs being expensed during the quarter.

The T&F Division’s gross profits and gross margins for the six months ended June 30, 2008 compared to the six months ended June 30, 2007 were $46.6 million (15.1%) and $49.6 million (16.6%), respectively.  The decrease in gross profits and gross margins for the first six months of 2008 is primarily due to the decline in sales volume and the resulting decrease in production levels that resulted in increased unabsorbed manufacturing costs.  Contributing to the decrease in gross profits and gross margin is the inability to raise selling prices, principally for film products, to a level that recovers the cost increases described above.

The T&F Division’s EBITDA for the second quarter of 2008 was $15.2 million compared to $17.7 million for the second quarter of 2007 and $16.1 million for the first quarter of 2008.  The T&F Division’s EBITDA for the six months ended June 30, 2008 and 2007 was $31.3 million and $34.5 million, respectively.  The declines in reported EBITDA for the second quarter of 2008 and the six months ended June 30, 2008 are attributable to the decreases in gross profits.

RESULT OF OPERATIONS-ECP DIVISION

Sales for the ECP Division for the second quarter of 2008 totaled $38.0 million, compared to $40.1 million for the second quarter of 2007.  Sales volumes decreased 15.1% for the second quarter of 2008 compared to the second quarter of 2007.  The unit decline was mitigated by selling price increases and product mix changes.  Sales for the second quarter of 2008 increased 6.1% compared to the first quarter of 2008, including a sales volume increase of 4.0%. The sales volume increase for the quarter was primarily due to seasonal improvement in the sale of products to the residential construction and agriculture markets.

Sales for the ECP Division for the first six months of 2008 totaled $73.8 million compared to $75.8 million for the first six months of 2007, a 2.6% sales decrease.  Sales volumes for the first six months of 2008 declined 10.1% compared to the first six months of 2007.  The decline in sales volumes is due to the decline in sales of products to the residential construction market.

ECP Division gross profits for the second quarter of 2008 totaled $3.5 million at a gross margin of 9.2% compared to $3.9 million at a gross margin of 9.6% for the second quarter of 2007 and $4.4 million at a gross margin of 12.3% for the first quarter of 2008.  The gross profit and gross margin decrease in the second quarter of 2008 compared to the first quarter of 2008 resulted from an increase in unabsorbed manufacturing costs during the second quarter and the cost of relocating the production of certain products between manufacturing facilities in order to improve manufacturing efficiencies on an ongoing basis. The ECP Division reduced finished goods inventories during the second quarter of 2008.

ECP Division gross profits and gross margins for the six months ended June 30, 2008 and 2007 were $7.9 million (10.7%) and $7.2 million (9.4%), respectively.  The gross profit and gross margin improvement for 2008 resulted from increased selling prices and improved product mix.  Results for all periods reported reflect the continued softness in the residential construction market.

The ECP Division’s EBITDA for the second quarter of 2008 was $1.5 million compared to $2.1 million for the second quarter of 2007 and $2.2 million for the first quarter of 2008. The EBITDA decline in the second quarter of 2008 compared to the EBITDA for the second quarter of 2007 and the first quarter of 2008 is due to the lower gross profits discussed above.

The ECP Division’s EBITDA for the six months ended June 30, 2008 and 2007 was $3.7 million and $3.3 million, respectively.  The improvement in EBITDA for 2008 is due to increased selling prices and improved product mix.

RESULT OF OPERATIONS-CORPORATE

The Company does not allocate manufacturing facilities closure, restructuring, strategic alternatives and other charges to the two Divisions.  These expenses are retained at the corporate level as are stock-based compensation and the cost of being a public company.  The unallocated corporate expenses for the six months ended June 30, 2008 and 2007 totaled $0.7 million and $1.2 million, respectively.

OFF-BALANCE SHEET ARRANGEMENTS

The Company maintains no off-balance sheet arrangements except for letters of credit issued and outstanding, which are discussed in the section entitled “Bank Indebtedness and Credit Facilities”.

RELATED PARTY TRANSACTIONS

The Company has entered into three advisory services agreements, two with affiliates of two current members of the Board of Directors and one with an affiliate of a former senior officer of the Company.  The advisory services include business planning and corporate finance activities.  The agreements are effective through December 31, 2009 but can be unilaterally terminated by the affiliates of the Board members and the former senior officer, respectively, with 30 days written notice.  The agreements provide for aggregate monthly compensation beginning in January 2008 in the amount of US$75,000 and Cdn$100,000 per month until June 30, 2008.  Thereafter, the Company has a firm financial commitment relating to the services of two of the three affiliates of US$50,000 and Cdn$100,000 per month through December 31, 2009.  The Company has the option to fix the compensation of the other affiliate on a month-to-month basis at a monthly compensation commensurate with the services required as determined by the Company, which is currently set at US$25,000.

The advisory services agreements provide for an aggregate performance fee payable on July 1, 2010 based on the difference between the average price of the Company’s common shares for the ten trading days prior to July 1, 2010 on the Toronto Stock Exchange (“Average Price”) and the Canadian rights offering price of Cdn$3.61 per share multiplied by an aggregate of 2.2 million, provided that the Average Price of the Company’s shares exceeds Cdn$4.76.  The advisory services agreements provide for a reduction in the performance fees in the event of an early termination of the agreements.

FINANCIAL POSITION

Trade receivables increased $13.3 million between December 31, 2007 and June 30, 2008.  The increase was due to higher sales in June 2008 compared to December 2007 and stronger year-end cash collections as compared to late June 2008. Inventories increased by $10.0 million between December 31, 2007 and June 30, 2008.  The increase includes $4.1 million of work-in-process and finished goods inventories and $5.9 million of raw materials inventories. The higher work-in-process and finished goods are attributable to an increase in inventory in contemplation of the Company’s manufacturing facilities’ summer shutdowns.  The higher raw material inventories reflect the higher cost of materials as well as pre-buying resin-based raw materials during this period of rapid price escalation.  Accounts payable and accrued liabilities increased by $2.9 million between December 31, 2007 and June 30, 2008.

LIQUIDITY AND CAPITAL RESOURCES

Cash from operations before changes in non-cash working capital items was $12.2 million for the second quarter of 2008 compared to $6.0 million for the second quarter of 2007.  Changes in non-cash working capital items used $9.9 million in cash flows for the three months ended June 30, 2008 compared to using $0.1 million in cash flows during the same three month period in 2007.

The increase in cash flows from operating activities before changes in non-cash working capital items in the second quarter of 2008 compared to the second quarter of 2007 is the result of improved profitability.  Included in the second quarter of 2007 is approximately $4.4 million related to the strategic alternatives process and other charges.  The increased use of cash flows reflected in changes in non-cash working capital items in the second quarter of 2008 compared to the second quarter of 2007 was the result of increased trade receivables and inventories mitigated by increased accounts payable and accrued liabilities in the second quarter of 2008.

Cash from operations before changes in non-cash working capital items was $21.7 million for the six months ended June 30, 2008 compared to $13.8 million for the six months ended June 30, 2007.  Changes in non-cash working capital items used $22.3 million in cash flows for the six months ended June 30, 2008 compared to using $1.6 million in cash during the same six month period in 2007.

Cash flows used in investing activities were $5.1 million in the second quarter of 2008 and $6.3 million for the six months ended June 30, 2008.  This compares to $3.0 million and $8.2 million, respectively, in cash flows used in investing activities in the second quarter of 2007 and the six months ended June 30, 2007.  The decrease in cash flows used in investing activities for the six months ended June 30, 2008 compared to the corresponding period in 2007 is due to increased sales proceeds from the sale of property, plant and equipment.  Capital expenditures for property, plant and equipment for the first six months of 2008 and 2007 were both $9.0 million.  The Company’s capital budget for 2008 is approximately $20.0 million.

The Company increased total indebtedness during the three months ended June 30, 2008 by $7.8 million compared to $1.6 million during the three months ended June 30, 2007.  Total indebtedness increased during the six months ended June 30, 2008 by $4.8 million and decreased by $12.5 million during the six months ended June 30, 2007.  The increase in indebtedness in 2008 results primarily from $7.8 million in borrowings by the Company’s Portuguese subsidiary, a portion of which was used to repay long-standing notes that the Company had made to the subsidiary. The decrease in indebtedness in 2007 was the result of effective working capital management, which provided additional cash to be applied to reduce debt.

The rapid escalation in the cost of resin-based raw materials is significantly increasing the Company’s working capital requirements.  This manifests itself through higher inventory values at all stages of completion, increased quantities of raw materials on hand and increased investment in trade receivables as the Company raises selling prices to recover the higher material costs.  Despite the challenges presented by this environment, the Company is actively working to reduce its working capital investment, having reduced finished goods and work-in-process inventories by $2.8 million between March 31, 2008 and June 30, 2008 despite having to prepare for approaching summer shutdowns at several of its manufacturing facilities.  The Company believes that it has the ability to generate cash flows, both long and short term, that, when coupled with its existing credit facilities, enables it to meet the requirements of its day-to-day operations, given its operating margins and projected budgets.

BANK INDEBTEDNESS AND CREDIT FACILITIES

On March 27, 2008, the Company successfully refinanced its existing Facility with a $200.0 million asset-based loan (“ABL”) entered into with a syndicate of financial institutions.  The Facility included a US$52.0 million five-year revolving credit facility available in US dollars and a US$8.0 million five-year revolving credit facility available in Canadian dollars.  The amount of borrowings available to the Company under the ABL is determined by its applicable borrowing base from time to time.  The borrowing base is determined by calculating a percentage of eligible trade accounts receivable, inventories and machinery and equipment.

Unlike the Facility, the ABL contains only one financial covenant, a fixed charge coverage ratio, which becomes effective only when unused availability drops below $25.0 million.  Under the refinancing agreement, the Company’s remaining unencumbered real estate is subject to a negative pledge in favour of the ABL lenders.  However, the Company retains the ability to secure financing on all or a portion of its owned real estate and have the negative pledge to the ABL lenders subordinated to a maximum of $35.0 million of real estate mortgage financing.

At June 30, 2008, the Company had borrowed $119.5 million under its ABL, including $5.0 million in letters of credit. As at December 31, 2007, $2.1 million had been borrowed under the revolving line of credit portion of the Facility, all of which was letters of credit.  When combined with cash on-hand and cash equivalents, the Company’s cash and credit availability totaled $51.5 million as at June 30, 2008 (before the $15.0 million short-term availability block which expired on July 28, 2008) compared to $73.4 million as at December 31, 2007.  The decline in cash and credit availability at June 30, 2008 compared to December 31, 2007 is as a result of replacing the Facility, including its $60.0 million line of credit, with the ABL, which sets the maximum borrowings available to the Company using a borrowing base calculation.  Cash and credit availability improved $7.2 million between March 31, 2008 and June 30, 2008.

CONTRACTUAL OBLIGATIONS

At June 30, 2008, except for the refinancing of the Company’s Facility and the settlement of the Company’s interest rate swap agreements, which occurred in the first quarter of 2008, there were no material changes in the contractual obligations set forth in the Company’s 2007 Annual Report that were outside the ordinary course of the Company’s business.

CAPITAL STOCK

As at June 30, 2008 there were 58,956,350 common shares of the Company outstanding. During the first six months of 2008, no stock options were granted or exercised.

CURRENCY RISK

The Company is subject to currency risks through its Canadian and European operations.  Changes in the exchange rates may result in decreases or increases in foreign exchange gains or losses.  The Company does not use derivative instruments to reduce its exposure to foreign currency risk, as historically these risks have not been significant.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the recorded amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the recorded amount of revenues and expenses during the reporting period.  On an on-going basis, management reviews its estimates, including those relating to the allowance for doubtful accounts, reserve for slow moving and unmarketable inventories, income taxes, impairment of long-lived assets and goodwill based on currently available information.  Actual results may differ from those estimates.

The discussion on the methodology and assumptions underlying these critical accounting estimates and their effect on the Company’s results of operations and financial position for the year ended December 31, 2007 can be found in the Company’s 2007 Annual Report and have not materially changed since that date.

CHANGES IN ACCOUNTING POLICIES

On January 1, 2008, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Sections 3031 Inventories, 1535, Capital Disclosures, 3862, Financial Instruments – Disclosures, and 3863, Financial Instruments – Presentation.

Section 3031, provides more extensive guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value.  It also provides guidance on the cost formulas that are used to assign costs to inventories.  Certain costs, such as storage costs and general and administrative expenses that do not contribute to bringing the inventories to their present location and condition, are excluded from the cost of inventories and expensed during the year in which they are incurred.  In addition, the new section requires inventories to be measured at the lower of cost or net realizable value; disallows the use of a last-in first-out inventory costing methodology; and requires that, when circumstances which previously caused inventories to be written down below cost no longer exists, the amount of the write down is to be reversed.

Section 1535, establishes standards for disclosing information about an entity’s capital and how it is managed.  This additional disclosure includes quantitative and qualitative information regarding objectives, policies and processes for managing capital.

Sections 3862 and 3863 revise and enhance disclosure and presentation of financial instruments and place increased emphasis on disclosure about the nature and extent of risks arising from financial instruments and how those risks are managed.

Effective April 1, 2008, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Emerging Issues Committee (“EIC”) No. 144 “Accounting by a customer (including reseller) for certain considerations received from a vendor” with respect to prompt payment discounts received from its vendors.  EIC-144 provides that cash consideration received from a vendor is presumed to be a reduction of the price of the vendor’s products and services and should therefore be characterized as a reduction in cost of sales and related inventory when recognized in the customer’s income statement and balance sheet.  This EIC requires that consideration given to a customer by a vendor in the form of prompt payment discounts, be classified as a reduction of cost of sales in the customer’s consolidated earnings.  Accordingly, the Company retroactively reclassified approximately $0.5 million for the three months ended March 31, 2008, and $0.4 million and $0.9 million for the three and six months ended June 30, 2007, respectively, of prompt payment discounts historically included within financial expenses as a reduction of cost of sales.  These reclassifications do not change the Company’s reported earnings.

All other forms of considerations received from vendors, including, but not limited to, sales incentives, discounts, coupons, rebates and price reductions, were previously recorded by the Company as a reduction of cost of sales in accordance with this EIC. Historically, the Company did not apply this EIC with respect to prompt payment discounts since the related amounts were determined to be not significant to the consolidated financial statements.  However, in light of rapidly increasing raw material prices the balances eligible for prompt pay discounts have increased substantially and are expected to remain so in the future.

Readers should refer to Note 2 to the interim consolidated financial statement for the six months ended June 30, 2008 for more information regarding the adoption of these standards.

SUMMARY OF QUARTERLY RESULTS

A table of Consolidated Quarterly Statements of Earnings for the eight most recent quarters can be found at the beginning of this MD&A.

INTERNAL CONTROL OVER FINANCIAL REPORTING

In accordance with the Canadian Securities Administrators Multilateral Instrument 52-109, the Company has filed certificates signed by the Executive Director and the Chief Financial Officer that, among other things, report on the design of disclosure controls and procedures and design of internal control over financial reporting.

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company's financial reporting and its compliance with GAAP in its financial statements.  The Executive Director and Chief Financial Officer of the Company have evaluated whether there were changes to the Company's internal control over financial reporting during the Company's most recent interim period that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.  No such changes were identified through their evaluation.

All internal control systems, no matter how well designed, have inherent limitations.  Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.  Because of its inherent limitation, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

ADDITIONAL INFORMATION

Additional information relating to the Company, including its Annual Information Form, is filed on SEDAR at www.sedar.com in Canada and on EDGAR at www.sec.gov in the United States.

FORWARD-LOOKING STATEMENTS

Certain statements and information included in this quarterly report constitute forward-looking information within the meaning of applicable Canadian securities legislation and the Federal Private Securities Litigation Reform Act of 1995.

Forward-looking statements may relate to the Company’s future outlook and anticipated events, the Company’s business, its operations, financial condition or results.  Particularly, statements about the Company’s objectives and strategies to achieve those objectives are forward looking statements.  While these statements are based on certain factors and assumptions which management considers to be reasonable based on information currently available to it, they may prove to be incorrect.  Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements.  The risks include, but are not limited to, the factors contained in the Company’s filings with the Canadian securities regulators and the U.S. Securities and Exchange Commission. While the Company may elect to, it is under no obligation (and expressly disclaims any such obligation) and does not undertake to update or alter this information at any particular time.  This quarterly report contains certain non-GAAP financial measures as defined under SEC rules, including adjusted net earnings, EBITDA, adjusted EBITDA, and operating profit.  The Company believes such non-GAAP financial measures improve the transparency of the Company’s disclosures, provide a meaningful presentation of the Company’s results from its core business operations, by excluding the impact of items not related to the Company’s ongoing core business operations, and improve the period-to-period comparability of the

Company’s results from its core business operations.  As required by SEC rules, the Company has provided reconciliations of those measures to the most directly comparable GAAP measures.

Intertape Polymer Group Inc.

Consolidated Earnings

Periods ended June 30,

(In thousands of US dollars, except per share amounts)

(Unaudited)

	Three months		Six months
	2008	2007	2008	2007
	$	$	$	$

Sales	197,534	187,109	382,035	373,944
Cost of sales	171,184	158,279	327,508	317,235
Gross profit	26,350	28,830	54,527	56,709

Selling, general and administrative expenses	17,196	16,676	34,825	34,997
Stock-based compensation expense	329	533	750	987
Research and development	1,528	1,161	2,969	2,186
Financial expenses
Interest	4,339	6,453	10,323	13,158
Other	(681)	(98)	(1,329)	(95)
Refinancing (Note 9)			6,031
Manufacturing facility closures, restructuring, strategic alternatives and other charges (Note 8)		4,415		6,784
	22,711	29,140	53,569	58,017
Income (loss) before income taxes (recovery)	3,639	(310)	958	(1,308)
Income taxes (recovery) (Note 5)	(999)	7,768	(1,817)	7,340
Net income (loss)	4,638	(8,078)	2,775	(8,648)

Earnings (loss) per share
Basic	0.08	(0.20)	0.05	(0.21)

Diluted	0.08	(0.20)	0.05	(0.21)

The accompanying notes are an integral part of the consolidated financial statements and Note 4 presents additional information on consolidated earnings.

Intertape Polymer Group Inc.

Consolidated Deficit

Periods ended June 30,

(In thousands of US dollars)

(Unaudited)

	Three months		Six months
	2008	2007	2008	2007
	$	$	$	$
Balance, beginning of period	(69,597)	(59,659)	(67,482)	(59,532)
Cumulative impact of accounting changes relating to financial instruments, hedges and inventories (Note 2)			(252)	443
Balance, beginning of period, as restated	(69,597)	(59,659)	(67,734)	(59,089)
Net income (loss)	4,638	(8,078)	2,775	(8,648)
Balance, end of period	(64,959)	(67,737)	(64,959)	(67,737)

The accompanying notes are an integral part of the consolidated financial.

Intertape Polymer Group Inc.

Consolidated Comprehensive Income (Loss)

Periods ended June 30,

(In thousands of US dollars)

(Unaudited)

	Three months		Six months
	2008	2007	2008	2007
	$	$	$	$
Net income (loss)	4,638	(8,078)	2,775	(8,648)
Other comprehensive income:
Change in fair value of interest rate swap agreements, designed as a cash flow hedge (net of income tax expense of $785 and $130 for the three months ended June 30, 2008 and 2007, respectively, and net of income tax recovery of $31 for the six months ended June 30, 2007)		504	(1,337)	230
Settlement of interest rate swap agreements, recorded in consolidated earnings (net of future income taxes of $1,080) (Note 9)			1,840
Reduction in the net investment in a subsidiary	(1,143)		(1,143)
Change in accumulated currency translation adjustments	1,340	13,872	(2,955)	16,002
Other comprehensive income (loss)	197	14,376	(3,595)	16,232
Comprehensive income (loss)	4,835	6,298	(820)	7,584

The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Balance Sheets

As at

(In thousands of US dollars)

	June 30, 2008	December 31, 2007
	(Unaudited)	(Audited)
	$	$
ASSETS
Current assets
Cash and cash equivalents	10,793	15,529
Trade receivables	104,757	91,427
Other receivables	3,597	2,970
Inventories	109,493	99,482
Parts and supplies	13,621	13,356
Prepaid expenses	3,204	3,522
Future income taxes	11,231	11,231
	256,696	237,517
Property, plant and equipment	308,346	317,866
Other assets	23,311	23,176
Future income taxes	55,015	53,990
Goodwill	68,829	70,250
	712,197	702,799
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	91,798	88,866
Installments on long-term debt	856	3,074
	92,654	91,940
Long-term debt	250,035	240,285
Pension and post-retirement benefits	9,820	9,765
Derivative financial instruments		799
	352,509	342,789
SHAREHOLDERS’ EQUITY
Capital stock	348,174	348,174
Contributed surplus	12,606	11,856
Deficit	(64,959)	(67,482)
Accumulated other comprehensive income (Note 7)	63,867	67,462
	(1,092)	(20)
	359,688	360,010
	712,197	702,799

The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Cash Flows

Periods ended June 30,

(In thousands of US dollars)

(Unaudited)

	Three months		Six months
	2008	2007	2008	2007
OPERATING ACTIVITIES	$	$	$	$
Net income (loss)	4,638	(8,078)	2,775	(8,648)
Non-cash items
Depreciation and amortization	8,961	8,768	18,225	17,727
Write-off of debt issue expenses			3,111
(Gain) loss on disposal of property, plant and equipment	66	93	(97)	152
Future income taxes	(1,082)	7,305	(2,143)	6,703
Stock-based compensation expense	329	533	750	987
Pension and post-retirement benefits funding in excess of amounts expensed	(701)	(2,638)	(900)	(3,128)
Cash flows from operations before changes in non- cash working capital items	12,211	5,983	21,721	13,793
Changes in non-cash working capital items
Trade receivables	(8,868)	90	(13,249)	(7,454)
Other receivables	618	364	(691)	507
Inventories	(7,740)	(2,206)	(11,330)	(9,402)
Parts and supplies	(115)	(346)	(355)	(573)
Prepaid expenses	96	(144)	287	320
Accounts payable and accrued liabilities	6,079	2,145	3,060	15,039
	(9,930)	(97)	(22,278)	(1,563)
Cash flows from operating activities	2,281	5,886	(557)	12,230
INVESTING ACTIVITIES
Property, plant and equipment	(4,744)	(3,471)	(8,992)	(8,937)
Proceeds on sale of property, plant and equipment		866	3,114	876
Other assets	(317)	(423)	(424)	150
Goodwill				(300)
Cash flows from investing activities	(5,061)	(3,028)	(6,302)	(8,211)
FINANCING ACTIVITIES
Net change in bank indebtedness		1,829		5,000
Long-term debt	7,822	10	126,589	187
Debt issue expenses	(478)		(2,643)
Repayment of long-term debt	(4,688)	(230)	(121,812)	(17,651)
Cash flows from financing activities	2,656	1,609	2,134	(12,464)
Net increase (decrease) in cash and cash equivalents	(124)	4,467	(4,725)	(8,445)
Effect of currency translation adjustments	66	468	(11)	500
Cash and cash equivalents, beginning of period	10,851	4,419	15,529	17,299
Cash and cash equivalents, end of period	10,793	9,354	10,793	9,354

The accompanying notes are an integral part of the consolidated financial statements.

NOTE 1.
Basis of Presentation

In the opinion of management, the accompanying unaudited interim consolidated financial statements, prepared in accordance with Canadian generally accepted accounting principles, contain all adjustments necessary to present fairly Intertape Polymer Group Inc.’s (“IPG” or the “Company”) financial position as at June 30, 2008 as well as its results of operations and cash flows for the three and six months ended June 30, 2008 and 2007.

These unaudited interim consolidated financial statements and notes should be read in conjunction with IPG’s 2007 annual consolidated financial statements.

These unaudited interim consolidated financial statements and notes thereto follow the same accounting policies as the most recent annual consolidated financial statements except as described in Note 2.

NOTE 2.
Accounting Changes

On January 1, 2008, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Sections 3031 Inventories, 1535, Capital Disclosures, 3862, Financial Instruments – Disclosures, and 3863, Financial Instruments – Presentation.

Section 3031, provides more extensive guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value.  It also provides guidance on the cost formulas that are used to assign costs to inventories.  Certain costs, such as storage costs and general and administrative expenses that do not contribute to bringing the inventories to their present location and condition, are excluded from the cost of inventories and expensed during the year in which they are incurred.  In addition, the new section requires inventories to be measured at the lower of cost or net realizable value; disallows the use of a last-in first-out inventory costing methodology; and requires that, when circumstances which previously caused inventories to be written down below cost no longer exists, the amount of the write down is to be reversed.  In accordance with the applicable transitional provisions, the Company adopted this new standard prospectively, with no restatement of prior periods, which resulted in a $0.3 million increase in deficit, a $0.4 million decrease to inventories and a $0.1 million increase of future income tax asset.

Section 1535, establishes standards for disclosing information about an entity’s capital and how it is managed.  This additional disclosure includes quantitative and qualitative information regarding objectives, policies and processes for managing capital.  The new standard did not have any impact on the Company’s interim financial results.

Sections 3862 and 3863 revise and enhance disclosure and presentation; in particular presentation of financial instruments, and place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how those risks are managed.

The additional disclosures required as a result of the adoption sections 1535, 3862 and 3863 were included in Note 10.

Effective April 1, 2008, the Company adopted the CICA Emerging Issues Committee (“EIC”) No. 144 “Accounting by a customer (including reseller) for certain considerations received from a vendor” with respect to prompt payment discounts received from its vendors. EIC-144 provides that cash consideration received from a vendor is presumed to be a reduction in cost of sales and related inventory when recognized in the customer’s income statement and balance sheet.  This EIC requires that consideration given to a customer by a vendor in the form of prompt payment discounts, be classified as a reduction of cost of sales in the customer’s consolidated earnings. Accordingly, the Company retroactively reclassified approximately $0.7 million and $1.3 million for the three months and six months ended June 30, 2008, and $0.4 million and $0.9 million for the three months and six months ended June 30, 2007 of prompt payment discounts historically included within financial expenses as a reduction of cost of sales.  These reclassifications do not change the Company’s reported earnings.

All other forms of considerations received from vendors, including, but not limited to, sales incentives, discounts, coupons, rebates and price reductions, were previously recorded by the Company as a reduction of cost of sales in accordance with this EIC. Historically, the Company did not apply this EIC with respect to prompt payment discounts since the related amounts were determined to be not significant to the consolidated financial statements taken as a whole. However, in light of rapidly increasing raw material prices the balances eligible for prompt pay discounts have increased substantially and are expected to remain so in the foreseeable future.

NOTE 3.
Pension and Post-Retirement Benefit Plans

(In thousands of US dollars)
	Three months		Six months
Periods ended June 30,	2008	2007	2008	2007
	$	$	$	$
Net periodic benefit cost for defined benefit pension plans	910	622	1,386	1,103

NOTE 4.
Information Included in Consolidated Statements of Earnings

(In thousands of US dollars)
	Three months		Six months
Periods ended June 30,	2008	2007	2008	2007
	$	$	$	$
Financial expenses
Interest on long-term debt	4,233	6,242	9,706	12,786
Amortization of debt issue expenses on long-term debt	256	228	532	477
Interest on short term credit facilities		80	244	85
Amortization of debt issue expenses on short term credit facilities		53	141	110
Interest capitalized to property, plant & equipment	(150)	(150)	(300)	(300)
	4,339	6,453	10,323	13,158
Gain on foreign exchange from reducing Company’s net investment in subsidiary reclassified from other comprehensive income	(1,143)		(1,143)
Foreign exchange loss (gain)	284	(387)	(42)	(540)
Interest income and other	178	289	(144)	445
	(681)	(98)	(1,329)	(95)
	3,658	6,355	8,994	13,063

Depreciation of property, plant and equipment	8,679	8,402	17,501	16,964
Amortization of other deferred charges	26	85	51	177

NOTE 5.
Income Taxes

In thousands of US dollars

	Three months		Six months
Periods ended June 30,	2008	2007	2008	2007
	$	$	$	$
Current	83	463	326	637
Future – valuation allowance adjustment	(2,009)	6,300	(2,009)	6,300
Future – other	927	1,005	(134)	403
	(999)	7,768	(1,817)	7,340

In the second quarter of 2007, the Company had recorded a $6.3 million increase to its income tax asset valuation allowance reflecting the expectation that certain Canadian net operating losses expiring in 2008 would not be realized. Due to improvement in the financial performance of the Company’s engineered coated products business, the Company expects to be able to take advantage of certain income tax planning strategies. These strategies will allow the Company to retain a portion of the value of the expiring losses.  Accordingly, a $2.0 million reduction in the Company’s income tax asset valuation allowance is included in earnings for the second quarter of 2008.

NOTE 6.
Capital Stock

During the six months ended June 30, 2008, there were no stock options granted or exercised.

The Company’s shares outstanding as at June 30, 2008, December 31, 2007 and June 30, 2007 were 58,956,350, 58,185,756 and 40,986,940 respectively.

Weighted average number of common shares outstanding:

	Three months		Six months
For periods ended June 30,	2008	2007	2008	2007
Basic	58,956,350	40,986,940	58,956,350	40,986,940
Diluted	58,956,350	40,986,940	58,956,350	40,986,940

The Company did not declare or pay dividends during the six months ended June 30, 2008 or the six months ended June 30, 2007.

Contributed Surplus

During the three months and six months ended June 30, 2008, the contributed surplus account increased by the amount of approximately $0.4 million and $0.8 million respectively, corresponding to the stock-based compensation expense for the period.

NOTE 7.
Accumulated Other Comprehensive Income

(In thousands of US dollars)
	Three months		Six months
For periods ended June 30,	2008	2007	2008	2007
	$	$	$	$
Balance, beginning of period	63,670	39,135	67,462	36,141
Cumulative impact of accounting changes relating to financial instruments and hedges				1,138
Balance, beginning of period as restated	63,670	39,135	67,462	37,279
Other comprehensive income (loss) for the period	197	14,376	(3,595)	16,232

Balance, end of period	63,867	53,511	63,867	53,511

The components of other comprehensive income are as follows:

As at	June 30, 2008	December 31, 2007
	$	$
Accumulated currency translation adjustment	63,867	67,965
Fair value of interest rate swap agreements(1)		(503)

Accumulated other comprehensive income	63,867	67,462

(1) Net amount representing : i) fair value of interest rate swap agreements resulting from the initial application for accounting for hedges and ii) changes in fair value of interest rate swap agreements for the period.

NOTE 8.
Manufacturing Facility Closures, Restructuring, Strategic Alternatives and Other Charges

In the first and second quarter of 2008, the Company did not incur any additional costs in connection with its manufacturing facility closures, restructuring, strategic alternatives and other charges as the Company substantially completed all announced activities.  During the first six months of 2008, the Company settled, in cash, obligations recorded in connection with the previously announced site restoration and restructuring activities in the amount of approximately $0.9 million.  As at June 30, 2008, the Company’s outstanding obligation in connection with its manufacturing facility closures, restructuring, strategic alternatives and other charges activities, included in accounts payable and accrued liabilities, on the Company’s consolidated balance sheet, amounted to approximately $1.7 million ($2.5 million at December 31, 2007).

In the first quarter of 2007, the Company recorded manufacturing facility closures, restructuring, strategic alternatives and other charges totaling $2.4 million including approximately $1.4 million in severance costs associated with the cost reduction initiatives announced by the Company in 2006, which have been substantially completed. During the first quarter of 2007, the Company incurred approximately $0.9 million in costs supporting its strategic alternative process and $0.1 million in costs associated with the November 2006 closure of the Brighton manufacturing facility.  During the second quarter of 2007, the Company incurred approximately $4.4 million in manufacturing facility closure, strategic alternatives and other charges, the majority of which related to the strategic alternatives process.

NOTE 9.
Refinancing

On March 27, 2008, the Company successfully refinanced its existing Senior Secured Credit Facility (the “Facility”) with a five-year $200.0 million Asset-Based Loan (“ABL”) entered into with a syndicate of financial institutions.  The amount of borrowings available to the Company under the ABL is determined by its applicable borrowing base from time to time.  The borrowing base is determined by calculating a percentage of eligible trade accounts receivable, inventories and machinery and equipment.  The ABL is priced at libor plus a loan premium determined from a pricing grid.  The loan premium declines as unused availability increases.  The pricing grid ranges from 1.50% to 2.25%.  However, through September 2008, the applicable loan premium is fixed at 1.75%.   Unlike the Facility, the ABL contains only one financial covenant, a fixed charge coverage ratio, which becomes effective only when unused availability drops below $25.0 million.  Under the refinancing agreement, the Company’s remaining unencumbered real estate is subject to a negative pledge in favour of the ABL lenders.  However, the Company retains the ability to secure financing on all or a portion of its owned real estate and have the negative pledge to the ABL lenders subordinated up to $35.0 million of real estate mortgage financing.

In connection with this refinancing, the Company has reported a refinancing expense in the first quarter of 2008, of approximately $6.0 million comprised of $3.1 million of accelerated amortization of the debt issue expenses on the previous Facility and the settlement of two interest rate swaps that the Company entered into in June and July 2005 hedging the Facility’s interest rates at a cost of $2.9 million.  Among the advantages from refinancing are lower interest costs and fewer financial covenants with which the Company must comply.

In securing the ABL, the Company incurred approximately $2.6 million in debt issue expenses.  These expenses have been capitalized and are being amortized over the five-year term of the ABL.

NOTE 10.
Segmented Information

The Company‘s organizational and related internal reporting structure consists of three reportable segments including two operating segments and a corporate segment.  The two operating segments are the Tapes and Films Division (“T&F”) and the Engineered Coated Products Division (“ECP”).

T&F manufactures a variety of specialized polyolefin plastic and paper based products as well as complementary packaging systems for use in industrial and retail applications.  Products include carton sealing tapes, industrial and performance specialty tapes, stretch film and shrink wrap.  The products are manufactured and sold to industrial distributors and retailers, primarily under the Company’s brand names.  T&F operates ten manufacturing facilities in North America and one in Portugal.

ECP is a leader in the development and the manufacturing of innovative industrial, consumer packaging and productive covering products utilizing engineered coated polyolefin, paper and laminated materials.  Products included lumber wrap, metal wrap, polyethylene membrane fabrics, cotton bags and roof underlayment.  Products are manufactured in four manufacturing facilities and sold to both end-users and distributors in a wide variety of industries including construction and agriculture.

The accounting policies of the reportable segments, the basis for segmentation and the segments’ measures of profit and losses are the same as those applied and described in Note 2 and 18 to the consolidated financial statements as at and for the year ended December 31, 2007.  All inter-segment transactions are recorded at the exchange amount and are eliminated upon consolidation.

The following tables set forth information by segment for the three months ended June 30:

			2008
	T&F	ECP	Total
	$	$	$
Sales from external customers	159,465	38,069	197,534
Costs of sales	136,620	34,564	171,184
Gross profit	22,845	3,505	26,350

EBITDA before unallocated expenses	15,198	1,500	16,698

Depreciation and amortization	7,229	1,470	8,699

Unallocated corporate expenses			373
Stock-based compensation expense			329
Financial expenses			3,658

Income before income taxes			3,639

			2007
	T&F	ECP	Total
	$	$	$
Sales from external customers	147,025	40,084	187,109
Costs of sales	122,048	36,231	158,279
Gross profit	24,977	3,853	28,830

EBITDA before unallocated expenses	17,737	2,065	19,802

Depreciation and amortization	7,135	1,352	8,487

Unallocated corporate expenses			322
Stock-based compensation expense			533
Financial expenses			6,355
Manufacturing facilities closures, restructuring, strategic alternatives and other charges			4,415

Loss before income taxes			(310)

The following tables set forth information by segment for the six months ended June 30:

			2008
	T&F	ECP	Total
	$	$	$
Sales from external customers	308,167	73,868	382,035
Costs of sales	261,546	65,962	327,508
Gross profit	46,621	7,906	54,527

EBITDA before unallocated expenses	31,273	3,749	35,022

Depreciation and amortization	14,607	2,943	17,550

Unallocated corporate expenses			739
Stock-based compensation expense			750
Financial expenses(1)			15,025

Income before income taxes			958

			2007
	T&F	ECP	Total
	$	$	$
Sales from external customers	298,099	75,845	373,944
Costs of sales	248,540	68,695	317,235
Gross profit	49,559	7,150	56,709

EBITDA before unallocated expenses	34,530	3,296	37,826

Depreciation and amortization	14,565	2,576	17,141

Unallocated corporate expenses			1,159
Stock-based compensation expense			987
Financial expenses			13,063
Manufacturing facilities closures, restructuring, strategic alternatives and other charges			6,784

Loss before income taxes			(1,308)

(1) Financial expenses for the six months ended June 30, 2008, include a refinancing expense amounting to approximately $6.0 million, primarily consisting of the write-off of debt issue expenses and the settlement of the interest rate swap agreements as describe in Note 9.

NOTE 11.
Financial Instruments

Financial risk management objectives and policies

The Company is exposed to various financial risks resulting from its operations.  The Company’s management is responsible for setting acceptable levels of risks and reviewing management activities as necessary.

Fair value of financial instruments

The fair value of the Company’s long-term debt, including the current portion, with fixed interest rates has been calculated based on the discounted value of cash flows under the existing contracts using rates representing those which the Company could currently obtain for loans with similar terms, conditions and maturity dates. For the debts with floating interest rates, the fair value is closely equivalent to their carrying amounts.

The carrying amounts and fair values of the Company’s long-term debt as at June 30, 2008 are as follows:

	June 30, 2008		December 31, 2007
	Fair value	Carrying amount	Fair value	Carrying amount
	$	$	$	$
Long-term debt	239,641	250,891	232,109	243,359

The fair value of the Company’s remaining financial instruments approximates their carrying value, reflecting either their nature, short-term maturity or normal trade credit terms.

Exchange risk

The Company is exposed to exchange risk due to cash and cash equivalents, trade receivables, accounts payable and accrued liabilities, and long-term debt in Canadian dollars and Euros.  As at June 30, 2008. financial assets and liabilities in foreign currency represents cash and cash equivalents and trade receivables totaling CAD $17.5 million and Euro 6.5 million (CAD $22.7 million and Euro 4.2 million as at December 31, 2007); accounts payable and accrued liabilities totaling CAD $7.9 million and Euro 0.9 million (CAD $20.1 million and Euro 1.0 million as at December 31, 2007) and long-term debt totaling CAD $0.2 million and NIL Euro (CAD $0.6 million and nil Euro denominated as at December 31, 2007).

The following table details the Company’s sensitivity to a 10% strengthening of the Canadian dollar and the Euro, against the U.S. dollar, and the related impact on Other comprehensive income.  The sensitivity analysis includes foreign currency denominated monetary items and adjusts their translation at period end for a 10% strengthening in foreign currency rates.  For a 10% weakening of the Canadian dollar and the Euro against the U.S. dollar, there would be an equal and opposite impact on Other comprehensive income.

	Three months ended June 30, 2008		Six months ended June 30, 2008
	Canadian dollar	Euro	Canadian dollar	Euro
	$	$	$	$
Increase in Other comprehensive income	(1,562)	294	15,338	2,894

Fluctuations in the Canadian dollar and the Euro are not expected to materially impact the net earnings of the Company; accordingly a sensitivity analysis has not been provided.

Interest rate risk

The Company is exposed to interest rate risk on a portion of its long-term debt and does not currently hold any financial instruments that mitigate this risk.  The Company’s Asset Based Loan (“ABL”) is priced at libor plus a loan premium with a pricing grid, which ranges from 1.50% to 2.25%, depending on the remaining availability.  However, in accordance with the ABL agreement through September 2008 the applicable loan premium is fixed at 1.75%.

Credit risk

Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of the contract. Generally, the carrying amount on the balance sheet of the Company's financial assets exposed to credit risk, net of any applicable provisions for losses, represents the maximum amount exposed to credit risk.

Financial assets that potentially subject the Company to significant credit risk consist primarily of the following cash and cash equivalents and trade receivables.

The Company maximum exposure to credit risk is as set out in the following table:

	June 30, 2008	December 31, 2007
	$	$
Cash and cash equivalents	10,793	15,529
Trade receivables	104,757	91.427
Other receivables	3,597	2,970
Total	119,147	109,926

•

Cash and cash equivalents

Credit risk associated with cash and cash equivalents is substantiality mitigated by ensuring that these financial assets are placed with major financial institutions that have been accorded investment grade ratings by a primary rating agency and qualify as credit worthy counterparties. The Company performs an ongoing review and evaluation of the possible changes in the status and credit worthiness of its counterparties.

•

Trade receivables and other

Credit risk with respect to trade receivables is limited due to the Company’s credit evaluation process, reasonably short collection terms and the credit worthiness of its customers. The Company regularly monitors the credit risk exposures and takes steps to mitigate the likelihood of these exposures from resulting in actual losses. Allowance for doubtful accounts is maintained, consistent with the credit risks, historical trends, general economic conditions and other information and is taken into account in the financial statements.

The following table presents an analysis of the age of trade receivables as at:

	June 30, 2008	December 31, 2007
	$	$
Current	104,213	90,130
30-60 days past the due date	534	770
61-90 days past the due date	116	843
Over 90 days past the due date	534	833
	105,397	92,576
Allowance for doubtful accounts	(640)	(1,149)
Balance as at	104,757	91,427

The Company makes significant estimates and assumptions in the process of determining the adequate allowance for doubtful accounts. Current economic conditions, historical results and other relevant facts and circumstances are all considered when determining whether past-due accounts should be allowed for. The allowance for doubtful accounts is primarily calculated on a specific-identification of customer accounts receivable.

The following table presents a summary of the activity related to the Company’s allowance for doubtful accounts:

June 30, 2008
$
Balance, beginning of period	1,149
Additions	18
Write-off of trade receivables and credit notes issued in connection
customer claims	(527)
Balance, end of period	640

The Company does not believe it is subject to any significant concentration of credit risk.

Liquidity risk

Liquidity risk is the risk that the Company is not able to meet its financial obligations as they become due.  The Company finances its operations through a combination of cash-flow from operations, and borrowing under the existing ABL.

Liquidity risk management serves to maintain a sufficient amount of cash and cash equivalents and to ensure that the Company has financing sources for a sufficient authorized amount.  The Company establishes budgets, cash estimates and cash management policies to ensure it has the necessary funds to fulfill its obligations for the foreseeable future.

The following table sets out the Company’s financial liabilities for the next five years and thereafter.

(In thousands of US dollars)
As at June 30, 2008	All except capital leases	Capital Leases	Trade payables and other liabilities	Total
Balance of year	65	791	91,798	92,654
2009	1,325	578		1,903
2010	1,956	269		2,225
2011	1,956	285		2,241
2012	1,956	302		2,258
2013 & thereafter	240,682	4,761		245,443
Total	247,940	6,986	91,798	346,724

The Company’s contractual obligations, including repayment of long-term debt and commitments were presented in the Company’s annual report for the year ended December 31, 2007.

As at June 30, 2008 the Company’s available line of credit and available cash on hand amounted to $51.5 million, exclusive of the $15 million authorized on the Company’s ABL but currently not available in accordance with the ABL agreement.  Given the Company’s credit availability, cash on hand and the timing of liability payments, management assesses the Company liquidity risk to be low.

Price risk

The financial risk of the Company is impacted by changes in raw material prices as a result of the fluctuating underlying markets.  To manage its exposure to price risks, the Company closely monitors current and anticipated changes in market prices and develops pre-buying strategies and patterns, and seeks to adjust its selling prices when market conditions permit.

Capital management

The Company’s primary objectives when managing capital are i) to provide adequate return to its shareholders, ii) minimize, to the extent possible, the risks associated with the shareholders’ investment in the Company, iii) safeguard the Company’s ability to continue as a going concern and iv) provide financial capacity and flexibility to meet strategic objectives and growth.

The capital structure of the Company consists of cash and cash equivalents, long-term debt and shareholders’ equity.

The Company manages its capital structure in accordance with its expected business growth, operational objectives and underlying industry, market and economic conditions. Consequently, the Company will determine, from time to time, its capital requirements and will develop accordingly a plan to be presented and approved by its Board of Directors. The plan may include the repurchase of shares, the issuance of common stock, the payment of dividends and the refinancing on existing debt agreements.

The Company monitors its capital by reviewing various financial metrics, including the following:

▪

Debt/EBITDA

▪

EBITDA/ interest expense

▪

Debt/ cash flows provided from operations

Debt represents the Company’s long-term and short term borrowings. The Company defines EBITDA as net earnings (loss) before: i) income taxes (recovery), ii) financial expenses, net of amortization, iii) refinancing expense, net of amortization, iv) amortization of other intangibles and capitalized software costs, and v) depreciation. Interest expense is defined as the interest expenses incurred net of any interest income earned during the period. Cash flows provided from operations are defined as net earnings (loss) for the period adjusted for non-cash items and changes in working capital items.

The Company believes that the monitoring and evaluation of its internal metrics and ratios are consistent with its capital management objectives.

The Company is subject to an external covenant in connection with its Assets Based Loan (“ABL”). Accordingly, commencing in September of 2008, and subject to the unused availability under the ABL declining below $25.0 million, the Company must remain in compliance with a fixed charge coverage ratio. The Company monitors its compliance with external covenants on an ongoing basis, which are reviewed on a quarterly basis with its Board of Directors.

The Company is not subject to any other externally imposed capital requirements.

A summary of the Company’s capital structure is as follows:

	June 30, 2008		December 31, 2007
	$	%	$	%
Cash and cash equivalents	10,793	2	15,529	3
Debt	250,035	40	240,285	39
Shareholders’ equity	359,688	58	360,010	58
Total	620,516	100	615,824	100

NOTE 12.
Related Party Transactions

The Company has entered into three advisory services agreements, two with affiliates of two current members of the Board of Directors and one with an affiliate of a former senior officer of the Company.  The advisory services include business planning and corporate finance activities.  The agreements are effective through December 31, 2009 but can be unilaterally terminated by the affiliates of the Board members and the former senior officer, respectively, with a 30 days written notice.  The agreements provide for aggregate monthly compensation beginning in January 2008 in the amount of US$75,000 and Cdn$100,000 per month for a minimum of six months.  Thereafter, the Company has a firm financial commitment relating to the services of two of the three affiliates of US$50,000 and Cdn$100,000 per month through December 31, 2009.  The Company has the option to fix the compensation of the other affiliate on a month-to-month basis at a monthly compensation commensurate with the services required as determined by the Company, which is currently set at US$25,000.

The advisory services agreements provide for an aggregate performance fee payable July 1, 2010 based on the difference between the average price of the Company’s common shares on the ten trading days prior to July 1, 2010 on the Toronto Stock Exchange (“Average Price”) and the Canadian rights offering price of Cdn$3.61 per share multiplied by an aggregate of 2.2 million provided that the Average Price of the Company’s shares exceeds Cdn$4.76.  The advisory services agreements provide for a reduction in the performance fees in the event of an early termination of the agreements.

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Form 52-109F2 – Certification of Interim Filings

I, Melbourne F. Yull, Executive Director of INTERTAPE POLYMER GROUP INC./LE GROUPE INTERTAPE POLYMER INC., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of INTERTAPE POLYMER GROUP INC./LE GROUPE INTERTAPE POLYMER INC. (the "Issuer") for the interim period ending June 30, 2008;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4.

The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer's GAAP; and

5.

I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

DATED the 14th day of August, 2008.

By:

(signed)  Melbourne F. Yull
Executive Director

Form 52-109F2 – Certification of Interim Filings

I, Victor DiTommaso, Chief Financial Officer of INTERTAPE POLYMER GROUP INC./LE GROUPE INTERTAPE POLYMER INC., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of INTERTAPE POLYMER GROUP INC./LE GROUPE INTERTAPE POLYMER INC. (the "Issuer") for the interim period ending June 30, 2008;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4.

The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer's GAAP; and

5.

I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

DATED the 14th day of August, 2008.

By:

(signed)  Victor DiTommaso
Chief Financial Officer

Endnotes